11019038

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 44129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coker & Palmer, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 Lelia Drive
(No. and Street)

Jackson (City) Mississippi (State) 39216-4818 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. David Coker (601) 354-0860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haddox Reid Burkes & Calhoun PLLC
(Name – *if individual, state last, first, middle name*)

1100 Regions Plaza (Address) Jackson (City) Mississippi (State) 39201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. David Coker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coker & Palmer, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

President

Title

Notary Public

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 15735 ANN F. PITTMAN Commission Expires Aug. 14, 2012 RANKIN COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HADDOX
REID
BURKES &
CALHOUN PLLC
CPAs & Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESMENT RECONCILIATION

To the Board of Directors
Coker & Palmer, Inc.
1667 Lelia Drive
Jackson, MS 39216-4818

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Coker & Palmer, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Coker & Palmer, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Coker & Palmer, Inc.'s management is responsible for Coker & Palmer, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash entries in the disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Agreed all amounts to audited final Trial Balance, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not, conduct any examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haddox Reid Burkes & Calhoun PLLC

February 25, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Coker & Palmer, Inc
1667 Lelia Drive
Jackson, MS 39216
FINRA
SEC file no 8-44129
December 2010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

J. David Coker 601-354-0860

2. A. General Assessment (item 2e from page 2) $ 7,351.56

B. Less payment made with SIPC-6 filed (exclude interest) (1,384.00)

2/22/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5,967.56

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,967.56

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5967.56

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Coker & Palmer, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 24th day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January, 2010 and ending December, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,942,524
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-0-
(2) Net loss from principal transactions in securities in trading accounts.		13,860
(3) Net loss from principal transactions in commodities in trading accounts.		-0-
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-0-
(7) Net loss from securities in investment accounts.		-0-
Total additions		13,860
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		536,089
(2) Revenues from commodity transactions.		-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		399,647
(4) Reimbursements for postage in connection with proxy solicitation.		-0-
(5) Net gain from securities in investment accounts.		-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		29,495
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Partnerships in Navarre & Tri-Color, Rental Income		50,451
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 80	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		80
Total deductions		1,015,762
2d. SIPC Net Operating Revenues		$ 2,940,622
2e. General Assessment @ .0025		$ 7351.56

(to page 1, line 2.A.)

CONTENTS

HADDOX
REID
BURKES &
CALHOUN PLLC
CPAs & Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coker & Palmer, Inc.

We have audited the accompanying statements of financial condition of Coker & Palmer, Inc. as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 25, 2010

1100 Regions Plaza · P.O. Drawer 22507 · Jackson, MS 39225-2507 · Ph: 601-948-2924 · Fx: 601-960-9154 · www.hrbccpa.com

COKER & PALMER, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2010	2009
CASH AND CASH EQUIVALENTS	$ 611,964	473,603
RECEIVABLES FROM & DEPOSITS WITH CLEARING BROKERS	31,166	24,642
OTHER ACCOUNTS RECEIVABLE	13,262	11,276
RECOVERABLE INCOME TAXES - Note 5	51,795	114,728
DEFERRED INCOME TAXES - Note 5	7,680	6,216
PREPAID EXPENSES	53,738	50,310
INVESTMENTS:		
Partnership interests - Note 9	144,997	144,004
Equity securities	-	13,860
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $214,071 in 2010 and $196,019 in 2009 - Note 1	55,771	65,009
	$ 970,373	903,648

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
LIABILITIES:		
Accounts payable	$ 42,143	16,177
Accrued expenses	37,487	46,326
Note payable - Note 4	290,771	300,206
Deferred income taxes - Note 5	44,742	31,658
Total liabilities	415,143	394,367
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 1,000,000 shares authorized, 60,000 shares issued and outstanding - Note 7	600	600
Paid-in capital	70,458	70,458
Retained earnings	484,172	438,223
Total stockholders' equity	555,230	509,281
	$ 970,373	903,648

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2010	2009
REVENUE:		
Commissions	$ 3,905,853	3,094,629
Investment income:		
Interest	80	107
Realized and unrealized loss on investments	(13,860)	(7,095)
Income from partnership interests - Note 9	42,359	29,098
Other income	8,092	8,613
	3,942,524	3,125,352
EXPENSES:		
Compensation and related expenses	2,769,694	2,217,065
Brokerage and clearing fees	399,647	405,713
Occupancy and management services	219,399	222,809
Communications	38,645	32,642
Quote services	158,298	149,282
Depreciation expense	18,052	6,316
Other operating expenses	271,970	261,405
	3,875,705	3,295,232
INCOME BEFORE OTHER INCOME (EXPENSE) AND INCOME TAXES	66,819	(169,880)
OTHER INCOME (EXPENSE):		
Loss on disposal of furniture and equipment	-	(13,542)
INCOME (LOSS) BEFORE INCOME TAXES	66,819	(183,422)
INCOME TAX EXPENSE (CREDIT) - Note 5:		
Current portion	9,250	(77,578)
Deferred portion	11,620	7,925
	20,870	(69,653)
NET INCOME (LOSS)	$ 45,949	(113,769)

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, JANUARY 1, 2009	$ 1,200	182,256	1,023,061	1,206,517
Purchase of common stock	(600)	(111,798)	(471,069)	(583,467)
Net loss for year	-	-	(113,769)	(113,769)
BALANCES, DECEMBER 31, 2009	600	70,458	438,223	509,281
Net income for year	-	-	45,949	45,949
BALANCES, DECEMBER 31, 2010	$ 600	70,458	484,172	555,230

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 45,949	(113,769)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	18,052	6,316
Unrealized loss on equity securities	13,860	7,095
Loss on disposal of furniture and equipment	-	13,542
Income from investment partnerships	(42,359)	(29,098)
Deferred income taxes	11,620	7,925
(Increase) decrease in operating assets:		
Receivable from and deposits with clearing broker	(6,524)	36,598
Other accounts receivable	(1,986)	26,384
Recoverable income taxes	62,933	95,134
Prepaid expenses	(3,428)	(38,624)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	17,127	(183,923)
Net cash provided by (used in) operating activities	115,244	(172,420)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Distributions from investment partnership	41,366	100,000
Proceeds from sale of furniture and equipment	-	140,902
Purchases of furniture and equipment	(8,814)	(56,617)
Net cash provided by investing activities	32,552	184,285
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of common stock	-	(583,467)
Proceeds from note payable	-	300,206
Payments on note payable	(9,435)	-
Net cash used in financing activities	(9,435)	(283,261)

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS - CONTINUED:

	Years Ended December 31, 2010	2009
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 138,361	(271,396)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	473,603	744,999
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 611,964	473,603
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 20,565	-
Income taxes	$ 8,400	3,508

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer, Inc. (the "Company") is a registered securities broker-dealer located in Jackson, Mississippi. The Company clears its transactions on a fully disclosed basis through other brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Securities transactions and the related commission revenues and expenses are recorded on trade dates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables and accounts payable approximate their fair values due to the short maturity of these instruments.

The Company records its investments in marketable securities at fair market value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the unrealized gains or losses on investments in the statement of activities.

The Company has adopted the provisions of FASB Codification 820-10, *Fair Value Measurements*, which establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Fair Value of Financial Instruments - continued:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and brokerage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over five to seven years, the estimated useful lives of the assets.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

The Company adopted the provisions of FASB ASC 740-10 effective January 1, 2009. ASC 740-10 (formerly FIN 48) clarifies the accounting recognition for income tax positions taken or expected to be taken in the Company's income tax returns. In accordance with the provisions of ASC 740-10, the Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. There was no impact on the Company's financial statements upon the adoption of this standard.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2006-2009. In evaluating the Company's tax provisions and accruals, future taxable income and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Reclassifications

Certain amounts in the 2009 financial statements have been restated to conform to the classifications adopted in 2010.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC and SIPC insurance limit. At December 31, 2010 and 2009, the Company's bank balance exceeded the insured limit by approximately $194,805 and $14,474 respectively.

Securities transactions of customers are introduced to and cleared through clearing brokers. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing brokers represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 3 - INVESTMENTS

Investments are summarized as follows:

December 31, 2010

	Cost	Market	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Partnership interests	$ 59,883	144,997	-	144,997	-

NOTE 3 - INVESTMENTS - CONTINUED:

Realized and unrealized gains on investments of $28,499 are reported on the statement of operations for the year ended December 31, 2010.

December 31, 2009

	Cost	Market	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Partnership interests	$ 47,021	144,004	-	144,004	-
Equity securities	44,625	13,860	13,860	-	-
	$ 91,646	157,864	13,860	144,004	-

Realized and unrealized gains on investments of $22,601 are reported on the statement of operations for the year ended December 31, 2009.

NOTE 4 - NOTE PAYABLE

Note payable was as follows as of December 31, 2010 and 2009:

	2010	2009
Note payable, collateralized by all accounts, contract rights, chattel paper, general intangibles, equipment, and furniture and fixtures, due in semi-annual installments of $15,000 to be applied to principal and interest at 6.75%. The final payment of principal and interest is due and payable on July 5, 2014.	$ 290,771	300,206

Maturities of the note payable are as follows at December 31, 2010:

Year ended December 31:	
2011	$ 10,226
2012	10,888
2013	11,701
2014	257,956
	$ 290,771

NOTE 5 - INCOME TAXES

The provision for Federal and state income taxes consists of the following:

CURRENT INCOME TAXES:			
Federal income tax expense (credit)	$	4,872	(67,953)
State income tax expense (credit)		4,378	(9,625)
		9,250	(77,578)
DEFERRED INCOME TAXES RELATED TO:			
Depreciation		(1,428)	5,634
Unrealized gain on investments		14,512	544
Contribution and credit carryforward		(1,464)	1,747
		11,620	7,925
Net income tax expense (credit)	$	20,870	(69,653)

The net deferred income tax liability results from differences in the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each are as follows:

		2010	2009
DEFERRED TAX ASSET:			
Contribution and credit carryforward	$	7,680	6,216
DEFERRED TAX LIABILITY:			
Excess of tax depreciation expensed over book depreciation expensed		(12,994)	(14,422)
Excess of unrealized gains on investments recognized for financial purposes over taxable amount		(31,748)	(17,236)
		(44,742)	(31,658)
Net deferred tax liability	$	(37,062)	(25,442)

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2010, the Company had net capital of $272,729, which was $222,729 in excess of its required net capital of $50,000. At December 31, 2009, the Company had net capital of $145,238 which was $45,238 in excess of its required net capital of $100,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was 1.36 to 1 and 2.5 to 1 at December 2010 and 2009, respectively.

NOTE 7 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 8 - RETIREMENT PLAN

The Company has established a Salary Reduction Simplified Employee Pension Plan (SARSEP) covering substantially all employees. Participants may contribute a portion of their compensation to the plan. Company contributions are made at the discretion of the Board of Directors. The Company had no discretionary contributions during 2010 and 2009.

NOTE 9 - RELATED PARTIES

The Company occupies an office building owned by a separate company that has common ownership with Coker & Palmer, Inc. There is no lease agreement. Rent paid for 2010 and 2009 was $127,300 and $127,195, respectively.

In February 1998, the Company organized a limited partnership, Navarre Partners, L.P., to invest funds in marketable securities. In addition, the Company organized a second limited

NOTE 9 - RELATED PARTIES - CONTINUED:

partnership, Tricolor Partners, Inc., that also invested funds in marketable securities in June 2004. The Company is the general partner of both partnerships. The Company's interest in the partnerships is reported on the financial statements at an amount equal to the partners' capital account balance as follows:

		2010	2009
Balance per capital accounts at beginning of year	$	144,004	214,906
Distributions during the year		(41,366)	(100,000)
Allocable share of partnership income (loss) for the year		42,359	29,098
Capital balances at end of year	$	144,997	144,004

NOTE 10 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 9). The Company entered into an operating lease during 2009 for office equipment. Future minimum lease payments under this non-cancellable operating lease are as follows at December 31, 2010:

Year ended December 31:		
2011	$	4,584
2012		4,584
2013		4,584
2014		3,820
	$	17,572

NOTE 11 - CONCENTRATIONS

For the years ended December 31, 2010 and 2009, no single customer generated more than 10% of the Company's commission revenue.

NOTE 12 - CONTINGENCIES

The Company is subject to various legal claims incurred in the normal course of business. It is the opinion of management that all such claims are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 13 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring disclosure in the financial statements through February 25, 2011, the date the financial statements were approved by the Company's management and thereby available to be issued.

SUPPLEMENTAL INFORMATION

COKER & PALMER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

STOCKHOLDERS' EQUITY:		
Capital stock outstanding		$ 600
Additional paid-in capital		70,458
Retained earnings		484,172
Deferred income taxes		44,742
		599,972
DEDUCTIONS:		
Non-allowable assets:		
Furniture and equipment	55,771	
Non-public partnership interest	144,997	
Receivables from non-customers	13,262	
Recoverable income taxes	51,795	
Prepaid expenses	53,738	
Deferred income taxes	7,680	
		327,243
Net capital before haircuts on securities positions		272,729
Less: Haircuts		-
Net capital		272,729
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	79,630	
Notes payable	290,771	
	370,401	
MINIMUM CAPITAL REQUIREMENTS (6.67% of $370,401 subject to minimum capital of $50,000)		50,000
Capital in excess of minimum requirement		$ 222,729
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.36 to 1

COKER & PALMER, INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED:
DECEMBER 31, 2010**

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2010):	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 282,783
Increase in accounts payable and accrued expenses	(10,054)
Net capital as computed above	$ 272,729

COKER & PALMER, INC.

OTHER SCHEDULES
DECEMBER 31, 2010

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

HADDOX
REID
BURKES &
CALHOUN PLLC

CPAs & Advisors

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Coker & Palmer, Inc.

In planning and performing our audit of the financial statements of Coker & Palmer, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

Because the Company does not carry securities accounts for customers or perform custodial functions related to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Haddox Reid Burkes & Calhoun PLLC

February 25, 2010

COKER & PALMER, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2010 AND 2009